Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-258604

PROSPECTUS SUPPLEMENT

To the Short Form Base Prospectus dated September 10, 2021

New Issue	November 9, 2021

US$20,000,000

76,923,077 Common Shares

This Prospectus Supplement to the Base Prospectus of Great Panther Mining Limited ("Great Panther", or the "Company") qualifies the distribution (the "Offering") of 76,923,077 common shares in the capital of the Company (the "Offered Shares") at a price of US$0.26 per Offered Share (the "Offering Price"). The Offering is made pursuant to an underwriting agreement (the "Underwriting Agreement") dated November 9, 2021 by and among the Company and H.C. Wainwright & Co., LLC (the "Lead Underwriter"), as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters including Cormark Securities Inc. and Roth Capital Partners, LLC as co-managers (collectively with the Lead Underwriter, the "Underwriters"), as more fully described under the section entitled "Plan of Distribution" in this Prospectus Supplement. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in the United States under the terms of the Company's registration statement on Form F-10 (File No. 333-258604) (the "U.S. Registration Statement") filed with and declared effective by the United States Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act").

The Offering is being underwritten on a firm commitment basis. While the Underwriters intend to offer the Offered Shares at the price set forth on the cover of this prospectus supplement, the Underwriters may offer the Offered Shares from time to time to purchasers directly or through agents or through brokers in brokerage transactions on the NYSE American LLC (the “NYSE American”), or to dealers in negotiated transactions or in a combination of such other methods of sale, or otherwise, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The common shares of the Company (the "Common Shares") are listed on the NYSE American under the symbol "GPL" and on the Toronto Stock Exchange (the "TSX") under the symbol "GPR". On November 9, 2021, the last reported sale price for the Common Shares on the NYSE American was US$0.38 per Common Share and on the TSX was C$0.47 per Common Share.

Price: US$0.26 per Offered Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	US$0.26	US$0.0156	US$0.2444
Total Offering	US$20,000,000	US$1,200,000	US$18,800,000

(1) Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the "Underwriters' Fee") equal to 6.0% of the aggregate purchase price paid by the Underwriters to the Company per Offered Share, including the sale of any Additional Shares (as defined herein) sold pursuant to the exercise of the Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' Fee, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters' expenses), which are estimated at US$400,000.

The Company has granted to the Underwriters an option (the "Option") to purchase up to an additional 11,538,461 Common Shares (the "Additional Shares") at a price of US$0.26, representing up to 15% of the number of Offered Shares sold under the Offering. The Option is exercisable in whole or in part at any time up to 30 days after the date of closing of the Offering. If the Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Company" will be US$23,000,000, US$1,380,000 and US$21,620,000 respectively. This Prospectus Supplement qualifies the distribution of the Option and the distribution of any Additional Shares issued upon exercise of the Option. A purchaser who acquires Offered Shares forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Option or secondary market purchases. See "Plan of Distribution".

The following table sets out the number of securities issuable assuming the exercise in full of the Option:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price
Option	11,538,461 Offered Shares	Exercisable for a period of 30 days following closing of the Offering	US$0.26 per Offered Share

Unless the context otherwise requires, all references to the "Offering" in this Prospectus Supplement shall include the Option and the issuance of Additional Shares pursuant thereto, and all references to "Offered Shares" shall include the Additional Shares.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by McCarthy Tétrault LLP and Dorsey & Whitney LLP and on behalf of the Underwriters by Stikeman Elliott LLP and Ellenoff Grossman & Schole LLP. Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about November 12, 2021 or such other date as the Company and the Underwriters may agree upon (the "Closing Date").

The Company expects that delivery of the Offered Shares will be made to investors on or about the Closing Date, which is the second business day following the date of pricing of the Offered Shares (such settlement being referred to as "T+2"). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares on the date of pricing of the Offered Shares or the next succeeding business day will be required, by virtue of the fact that the Offered Shares initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The Offered Shares will be ready for delivery through the facilities of the Depository Trust Company ("DTC") or CDS Clearing and Depository Services Inc. ("CDS"), as the case may be, on the Closing Date. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. No certificates evidencing the Offered Shares will be issued to purchasers. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Offered Shares is purchased.

The Underwriters propose to initially offer, either directly or through their broker-dealer affiliates or agents, the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company. See "Plan of Distribution".

H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.

The Company has applied to the TSX and NYSE American for the listing of the Offered Shares. Listing of the Offered Shares will be subject to the Company fulfilling all the listing requirements of each of the TSX and NYSE American respectively. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or NYSE American or achieve listing on any other public listing exchange. See "Risk Factors".

The Offering Price was determined by negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

An investment in the Offered Shares involves significant risks. Investors should carefully read the "Risk Factors" section of this Prospectus Supplement beginning on page S-21, the "Risk Factors" section in the Base Prospectus beginning on page 28 and in the documents incorporated by reference herein and therein.

Prospective investors should rely only on the information contained in or incorporated by reference into the Prospectus. The Company has not authorized anyone to provide prospective investors with different information. Investors should not assume that the information contained in the Prospectus or incorporated by reference in the Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") and may not be comparable to financial statements of United States companies. The Company's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and the Company's auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Certain Material United States Federal Income Tax Considerations" and "Risk Factors".

The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Offered Shares described in this Prospectus Supplement may have tax consequences in Canada or elsewhere, depending on each particular existing or prospective investor's specific circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of the Company's officers and directors are not residents of the United States, that the majority of the experts named in the registration statement are not residents of the United States and that a substantial portion of the assets of these persons are located outside the United States.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The head office and registered office of the Company is located at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 154. The Company's telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company's website can be found at www.greatpanther.com.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars. References to "U.S. dollars" or "US$" are to United States dollars, and references to "C$" are to Canadian dollars.

H.C. Wainwright & Co.

Cormark Securities Inc.	Roth Capital Partners

 Prospectus Supplement dated November 9, 2021

iv

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

v

TABLE OF CONTENTS

PROSPECTUS

INTEREST OF EXPERTS	33

AUDITORS	34

TRANSFER AGENT AND REGISTRAR	34

WHERE YOU CAN FIND ADDITIONAL INFORMATION	35

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	35

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS	35

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement and the Base Prospectus are together referred to as the Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See "Documents Incorporated by Reference".

Great Panther filed the Base Prospectus with the securities commissions in all Canadian provinces other than Quebec (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the securities described in the Base Prospectus in accordance with NI 44-102. The British Columbia Securities Commission issued a receipt dated September 10, 2021 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 - Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 - Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of the Registration Statement that the Company filed with the SEC under the U.S. Securities Act utilizing the MJDS. The Registration Statement was declared effective by the SEC under the U.S. Securities Act on September 13, 2021 (SEC File No. 333-258604). The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to SEC Form F-10.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. Neither the Company nor the Underwriters have authorized any other person to provide investors with additional or different information. If anyone provides prospective investors with any additional, different or inconsistent information, prospective investors should not rely on it.

Prospective investors should not assume that the information contained in or incorporated by reference in the Prospectus Supplement is accurate as of any date other than the date of the document in which such information appears. The Company's business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

To the extent that any statements made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference therein are deemed modified or superseded by the statements made in this Prospectus Supplement and the information incorporated by reference herein. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, investors should rely on the information in this Prospectus Supplement.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Capitalized terms used but not defined herein have the meanings given to those terms in the Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the Company upon request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone 604-608-1766 (attention: Corporate Secretary), or by accessing the Company's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") have been filed by the Company with various securities commissions or similar authorities in the provinces of Canada in which the Company is a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus Supplement:

(a) the Company's annual information form for the year ended December 31, 2020 dated March 11, 2021 (the "2020 AIF");

(b) the Company's audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon;

(c) the Company's annual management's discussion and analysis of financial condition and operations for the financial year ended December 31, 2020 (the "2020 MD&A");

(d) the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021;

(e) the Company's management's discussion and analysis of financial condition and operations for the three and nine months ended September 30, 2021 (the "Q3 2021 MD&A");

(f) the management information circular dated April 26, 2021 in respect of the annual general meeting of Great Panther shareholders held on June 9, 2021;

(g) the Company's material change report dated March 17, 2021;

(h) the Company's material change report dated June 1, 2021; and

(i) the Company's material change report dated June 10, 2021.

In addition, the Company also incorporates by reference into this Prospectus Supplement any document of the types referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analyses relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering. As discussed below, this Prospectus Supplement may also expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

Further, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that the Company files or furnishes to the SEC after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company's financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of the Offered Shares. Upon condensed interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Company with the securities commissions or similar authorities in Canada during the period that this Prospectus Supplement is effective, all condensed interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of the Offered Shares. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the securities commissions or similar authorities in Canada during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of the Offered Shares.

Any statement contained in this Prospectus Supplement or the Base Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein, will be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Information contained on the Company's website www.greatpanther.com, is not part of the Prospectus, is not incorporated herein by reference and may not be relied upon by investors in connection with an investment in the Offered Shares.

Copies of the documents incorporated herein by reference may be obtained from the Company upon request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 154, telephone 604-608-1766 (attention: Corporate Secretary), or by accessing Great Panther's filings on SEDAR through the Internet at www.sedar.com or at the web site of the SEC at www.sec.gov.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Company's profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with, the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Prospectus.

Securities Offered	76,923,077 Offered Shares.

Offering Price	US$0.26

Manner of Offering

The Offering is made pursuant to the Underwriting Agreement dated November 9, 2021 by and between the Company and the Lead Underwriter. See "Plan of Distribution", including for details regarding the Underwriters' Fee.

Option

The Company has granted to the Underwriters an option to purchase up to 11,538,461 Additional Shares, representing up to 15% of the number of Offered Shares sold under the Offering, on the same terms and conditions as the Offering, exercisable in whole or in part any time up to 30 days following closing of the Offering.

Plan of Distribution

The Offering is made pursuant to the Underwriting Agreement dated November 9, 2021 by and among the Company and each of the Underwriters. See "Plan of Distribution", including for details regarding the Underwriters' Fee.

Use of Proceeds

The Company will use the net proceeds of the Offering for underground mine development and exploration programs at the Tucano Gold Mine, and to maintain its working capital and for general corporate purposes. See "Use of Proceeds".

Risk Factors

Investing in the Offered Shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled "Risk Factors" in this Prospectus Supplement and in the Base Prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing

The Company has applied to the TSX amd NYSE American for the listing of the Offered Shares qualified for distribution by this Prospectus Supplement. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Closing Date	Closing on or about November 12, 2021 or such other date as the Company and the Lead Underwriter, on behalf of itself and the other Underwriters, mutually agree.

Trading Symbols	NYSE American: GPL TSX: GPR

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the Prospectus, or documents incorporated by reference herein, that are not current or historic factual statements constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information with respect to:

  the Company's expected production from, and further potential of, the Company's properties;

  the future price of minerals, particularly gold, silver, lead and zinc;

  the realization of mineral reserve estimates;

  the timing and amount of estimated future production;

  the costs of production;

  the need for, and availability of, capital resources, and the amount and timing of the Company's capital expenditures;

  success of development and exploration activities;

  environmental risks;

  expectations regarding the ongoing geotechnical control at the Urucum Central South ("UCS") open pit and related slope stability;

  expectations regarding the Company's remediation work at the UCS open pit, the costs of and time to complete such work, and the Company's expectation of the resulting benefits;

  expectations regarding the production profile for Tucano and its ability to meet the revised production and cost guidance for 2021 or preliminary production guidance for 2022;

  expectations regarding the costs and benefits of additional exploration at Tucano;

  the Company's plans to advance the high-grade underground project at Tucano, including expectations as to the cost of underground development and potential production from the underground project;

  government regulation of mining operations, including changes in the regulatory or legal requirements, or in the interpretation or application thereof, applicable to the Company's operations;

  expectations regarding the notice received by the Company's Peruvian subsidiary Great Panther Coricancha S.A. ("GPC") that SUNAT, the Peruvian tax authority, intends to hold GPC jointly liable for approximately US$20 million of unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company's acquisition of Coricancha effective June 30, 2017; and

  other forecasts and predictions with respect to the Company and its properties.

Estimates of mineral reserves and mineral resources are also forward-looking information because they incorporate estimates of future developments including future mineral prices, costs and expenses and the amount of minerals that will be encountered if a property is developed. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information is characterized by words such as "plan", "expect", "budget", "target", "schedule", "estimate", "forecast", "project", "intend", "believe", "anticipate", "seek", and other similar words or statements that certain events or conditions "may", "could", "would", "might", or "will" occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include:

  political, economic and other risks;

  fluctuations in foreign currency;

  operating risks caused by social unrest;

  fluctuations in commodity prices;

  risks relating to widespread epidemics or a pandemic outbreak including the COVID-19 pandemic;

  the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on the Company's business;

  uncertainty in the estimation of mineral reserves and mineral resources;

  interpretations and assumptions of mineral resource and mineral reserve estimates;

  risks related to production estimates and cost estimates;

  the risk that the Company's development program will not result in a decision to proceed with the Tucano underground mine project development;

  if the Company decides to proceed with the Tucano underground project, the risk that the cost of the project will be greater than anticipated or that production from the project will be lower than anticipated;

  risks related to the Company's mineral exploration and development programs, including the failure of such programs to identify bodies of commercial mineralization;

  operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;

  the risk that pushback activities intended to improve pit wall stability at the UCS open pit may not results in the expected benefits or make take longer of cost more to complete than initially anticipated;

  timing, estimated amount, capital and operating expenditures and economic returns of future production;

  risks related to acquisitions and the integration of acquisitions into existing operations;

  changes to the regulatory environments or in the interpretation or application of applicable regulations;

  access to additional capital;

  volatility in the market price of the Company's securities;

  liquidity risk;

  risks related to community relations;

  the availability of infrastructure, energy and other commodities;

  nature and climactic conditions;

  environmental regulations or hazards and compliance with complex regulations associated with mining activities;

  risks related to information technology and cybersecurity;

  conflicts of interest;

  risks related to internal controls over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act of 2002, as amended;

  permitting and licensing;

  the prevalence of competition within the mining industry;

  availability of sufficient power and water for operations;

  risks associated with tax matters and foreign mining tax regimes;

  risks relating to potential litigation;

  the risk that the GPC will ultimately be found liable for the unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company's acquisition of Coricancha effective June 30, 2017;

  the risk that incremental closure bond requirements with respect to the Company's Coricancha mine could have a material and adverse effect on the company's liquidity;

  risks associated with title to the Company's exploration and mining claims and leases;

  risks relating to the dependence of the Company on management and key personnel; and

  risk factors discussed or referred to in the 2020 AIF, 2020 MD&A and Q3 2021 MD&A which readers are advised to carefully review and consider.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained this Prospectus Supplement and the Base Prospectus, and in each of the documents incorporated by reference herein is made as of the date of such document and, accordingly, is subject to change after such date. The Company does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.

All of the forward looking information made in this Prospectus Supplement and the Base Prospectus, and the documents incorporated by reference herein is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

This Prospectus Supplement and the Base Prospectus, and the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Investors are cautioned that "Inferred Mineral Resources" have a lower level of confidence than that applied to an "Indicated Mineral Resource", must not be converted to a mineral reserve, and there is a great deal of uncertainty as to their economic and legal feasibility. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies except in certain specific cases. Additionally, while disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See "Glossary of Certain Technical Terms" in the 2020 AIF, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND
CANADIAN REPORTING PRACTICES

The Company prepares its financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, the financial statements incorporated by reference in the Prospectus Supplement and the Base Prospectus, and in the documents incorporated by reference herein and therein, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Company's financial statements and financial information are presented in U.S. dollars. Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to U.S. dollars. References to "U.S. dollars" or "US$" are to United States dollars, and references to "C$" are to Canadian dollars.

The following table sets out, for the periods indicated, the high, low, average and end of period closing rates of exchange of one U.S. dollar, expressed in terms of Canadian dollars, published by the Bank of Canada during the respective periods.

Closing Rates	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Year ended December 31, 2020	Year ended December 31, 2019
High	1.2856	1.4496	1.4496	1.3600
Low	1.2040	1.2970	1.2718	1.2988
Average	1.2513	1.3541	1.3415	1.3269
Closing	1.2741	1.3339	1.2732	1.2988

On November 9, 2021, the closing exchange rate of one U.S. dollar, expressed in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2448.

THE COMPANY

This summary does not contain all the information about the Company that may be important to prospective investors. Investors should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus Supplement. You should carefully read this entire Prospectus Supplement and the accompanying Base Shelf Prospectus, including the risks and uncertainties discussed in the section titled "Risk Factors" and the information incorporated by reference in this Prospectus Supplement, including the consolidated financial statements of the Corporation, before making an investment decision. If you invest in the Offered Shares, you are assuming a high degree of risk.

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the TSX, trading under the symbol "GPR", and on the NYSE American, trading under the symbol "GPL".

The Company has three wholly-owned operations, including the Tucano Gold Mine ("Tucano") in Brazil acquired in March 2019. In Mexico, Great Panther operates the Topia Mine ("Topia") and the Guanajuato Mine Complex (the "GMC"). The GMC comprises the Guanajuato Mine ("Guanajuato"), the San Ignacio Mine ("San Ignacio"), and the Cata processing plant. The Company also owns several exploration properties, which are discussed below.

Tucano is an open pit gold mine approximately 200 km from Macapá, the state capital of Amapá in Brazil. It produces gold doré with ore processed through a primary crusher, semi-autogenous grinding mill, ball mill and carbon-in-leach infrastructure, capable of treating both oxide and sulphide ore. Tucano has initiated a regional exploration strategy to evaluate the underexplored greenstone belt in which the mine sits and there remains potential to increase reserves in both quantity and quality with additional surface and underground exploration within the mining license.

Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces metallic concentrates containing silver, gold, lead and zinc at its own processing facility.

The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 km northwest of Mexico City, and approximately 30 km from the Guanajuato International Airport. The Cata processing plant at Guanajuato is a three-stage crushing plant which produces silver and gold concentrate and has a nameplate capacity of 1,200 tonnes a day. The Company announced on November 3, 2021 that because it has not yet been granted a permit from the Comisión Nacional del Agua ("CONAGUA") to expand the tailings storage facility at the GMC, it had made the decision to put the Guanajuato mine and the Cata processing plant on care and maintenance as of November 30, 2021. The Company is continuing to operate the San Ignacio mine and is exploring alternative arrangements for the mine including third party processing of ore.

Topia and the GMC are underground mines and the production process consists of conventional mining incorporating cut and fill, and resue methods. Extracted mineralized material is trucked to on-site conventional processing plants, which consist of zinc and lead-silver flotation circuits at Topia, and a pyrite-silver-gold flotation circuit at the GMC.

Great Panther also owns Coricancha, a gold-silver-copper-lead-zinc underground mine, located in the Peruvian province of Huarochirí, approximately 90 km east of Lima. Coricancha has been on care and maintenance since August 2013 and the Company is evaluating the conditions under which a restart of production can be implemented.

The Company's exploration properties include multiple near mine infill and step out targets around the existing mining corridor at Tucano, Topia and the GMC, and regional targets across the approximately 2,000 square km land package in which Tucano is located.

Additional exploration properties include El Horcón, Santa Rosa and Plomo in Mexico, each of which is wholly-owned. El Horcón is located 100 km by road northwest of Guanajuato city, Santa Rosa is located approximately 15 km northeast of Guanajuato city, and the Plomo property is located in the state of Sonora, Mexico.

PLAN OF DISTRIBUTION

The Offered Shares will be offered in each of the provinces of Canada, except Quebec, and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 76,923,077 Offered Shares at the Offering Price of US$0.26 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters' Fee equal to 6.0% of the gross proceeds of the Offering (US$0.0156 per Offered Share, for an aggregate fee payable by the Company of US$1,200,000 (assuming no exercise of the Option). The Offering Price was determined by agreement between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price for the Common Shares. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price, the percentage of Offered Shares to be issued pursuant to Offering listed next to its name in the following table:

Number of Offered Shares
H.C. Wainwright & Co., LLC	65%
Cormark Securities Inc.	25%
Roth Capital Partners, LLC	10%
Total	100%

The Offering is being underwritten on a firm commitment basis. While the Underwriters intend to offer the Offered Shares at the price set forth on the cover of this prospectus supplement, the Underwriters may offer the Offered Shares from time to time to purchasers directly or through agents or through brokers in brokerage transactions on the NYSE American, or to dealers in negotiated transactions or in a combination of such other methods of sale, or otherwise, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up 11,538,461 Additional Shares, representing up to 15% of the number of Offered Shares sold under the Offering, at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. This Prospectus Supplement qualifies for distribution the Offered Shares as well as the grant of the Option and the issuance of the Additional Shares pursuant to the exercise of the Option.

A purchaser who acquires Offered Shares forming part of the Underwriters' over-allocation position acquires those Offered Shares under the Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Option or secondary market purchases.

H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. In connection with the sale of the Offered Shares in the United States, an Underwriter will be deemed to be an "underwriter" within the meaning of the U.S. Securities Act and the compensation of such Underwriter will be deemed to be underwriting commissions or discounts.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. In the United States, to the extent required by Regulation M under the U.S. Exchange Act, the Underwriters will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard "litigation out", "financial out", "disaster out", "regulatory out", "material adverse change out" and "breach out" rights of termination.

The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Additional Shares issuable upon exercise of the Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Company has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$100,000 (exclusive of taxes and disbursements).

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their respective affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed, other than: (i) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and which is disclosed in this Prospectus Supplement, the Base Prospectus or the documents incorporated by reference herein and therein; (ii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement; and (iii) at any time after 45 days after the Closing Date, the issuance of Common Shares pursuant to the at-the-market offering agreement with the Lead Underwriter.

The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.

On October 17, 2021, the Company and the Lead Underwriter entered into an engagement letter having a term ending 30 days after the announcement of the Offering. Pursuant to the engagement letter, the Company has agreed to pay the Lead Underwriter a tail fee equal to 6.0% of proceeds raised in respect of financing transactions with certain investors completed during the 18 month period following the termination of such engagement.

This Prospectus Supplement and Base Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their affiliates participating in the Offering. Other than the Base Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the Base Prospectus, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

Certain of the Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to the Company and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company's debt or equity securities or loans, and may do so in the future.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 12, 2021, which will be the second business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Offered Shares prior to the delivery of the Offered Shares hereunder will be required, by virtue of the fact that the Offering will settle two business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares prior to their date of delivery hereunder should consult their advisors.

USE OF PROCEEDS

The net proceeds from the Offering, after deducting the Underwriters' Fee and expenses of the Offering in the estimated amount of US$400,000, will be approximately US$18,400,000 (US$21,220,000 if the Option is exercised in full).

The Company intends to use the net proceeds from the Offering for underground mine development and exploration programs at Tucano, and to maintain its working capital and for general corporate purposes as follows:

Use of Proceeds	Amount
Underground mine development at Tucano	US$7,000,000
Exploration programs at Tucano	US$6,000,000
Working capital and general corporate purposes	US$5,400,000

Underground Mine Development

The Tucano underground mine project is planned to be located below the Urucum North open pit, with access planned via a portal located at the north end of the pit. The Company is planning to complete the technical studies required to launch the project in the first half of 2022 and expects underground mine development to commence in the second half of 2022 after the Urucum North open pit ceases mining operations. The Company intends to use approximately US$7 million of the net proceeds of the Offering to fund the underground project. Total development costs are estimated to be approximately US$10-15 million.

Exploration at Tucano

The Company believes the Tucano district has considerable upside exploration potential to support the longer-term future of the mine. In 2021, the Company initiated an extensive regional soil sampling and mapping program over high priority exploration corridors defined in 2020. The regional exploration program ties into the current resource definition drilling along the mine sequence by focusing on the identification and fast-tracking of gold targets within a 20 km radius of the mine that may be exploited by open pit mining and processed by the Tucano plant. The Company's goal is to define new resources that may be mined to complement the current ore reserves along the mine sequence.

Multi-element soil geochemistry received for the first regional grid, Mutum, indicates a continuous 3.8 kilometre long elevated gold trend. The structural and lithologic setting together with indications of intrusive activity, interpreted from the multi-element geochemistry and aerogeophysics, increase the priority of this trend. They reflect positive features commonly found associated with gold deposits. The Mutum trend is the first of eight high-priority exploration corridors being evaluated with multi-element soil geochemistry and is situated just 15 kilometres northeast of Tucano.

In addition to Mutum, the following prospective, regional exploration corridors have been covered by regional multi-element soil sampling grids to date: Mutum-Joseph, Lona Amarela, Eastern Mine Sequence, Janaina, Timbo and Jornal. Sampling has been initiated on the Village Antonio grid. Sample results from these grids will be received over the next four to six months. Results are being integrated and anomalies prioritized for inclusion in the regional fast-track drilling budget for 2022, with US$6 million of  the net proceeds from the Offering expected to be used to fund regional exploration.

General Corporate Purposes

The Company intends to use approximately US$5.4 million of the proceeds to fund near-term working capital requirements and for general corporate purposes, including capital expenditures.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Accordingly, the Company's management will have significant discretion and flexibility in applying the net proceeds from the sale of the Common Shares.

CONSOLIDATED CAPITALIZATION

On September 21, 2021, the Company announced that it had entered into a $5.0 million lead concentrate prepayment agreement with Samsung C&T U.K. Ltd. (the "Samsung Advance"). On November 2, 2021 the Company completed the conditions precedent for funding under the Samsung Advance and funds were received. Other than the Samsung Advance, there have been no material changes in the Company's share and debt capital since September 30, 2021, being the date of the Company's most recently filed interim consolidated financial statements incorporated by reference in this Prospectus Supplement.

After giving effect to the Offering, the share capital of the Company will increase by the net proceeds of the Offering and there will be an additional 76,923,077 Common Shares issued outstanding. If the Underwriters exercise the Option in full, the share capital of the Company will increase by the net proceeds of the Offering and there will be an additional 11,538,461 Common Shares issued and outstanding.

PRIOR SALES

The following table sets forth details of the issuance by the Company of Common Shares, and securities convertible into or exchangeable for Common Shares, during the 12 month period prior to the date of this Prospectus Supplement:

Common Shares

Issue Date	Number of Common Shares	Issue Price / Exercise Price (C$)
December 10, 2020	15,508	1.02(1)
December 11, 2020	25,584	1.03(1)
December 14, 2020	1,350	1.04(1)
December 15, 2020	35,000	0.71(2)
December 17, 2020	4,167	0.97(2)
December 18, 2020	13,893	1.16(1)
December 21, 2020	181,667	0.73(2)
December 21, 2020	21,425	1.13(1)
December 21, 2020	6,100	1.13(1)
February 12, 2021	6,334	1.03(2)
February 23, 2021	31,567	1.28(1)
April 5, 2021	6,300	1.00(1)
April 12, 2021	15,000	0.97(2)
April 13, 2021	4,100	0.97(2)
April 14, 2021	27,846	0.96(1)
April 20, 2021	48,287	0.99(1)
April 20, 2021	200,000	0.54(2)
April 21, 2021	25,333	0.54(2)
April 23, 2021	2,500	0.54(2)
May 12, 2021	86,833	0.56(2)
May 13, 2021	114,677	0.94(1)
May 13, 2021	84,433	0.94(1)
May 13, 2021	23,000	0.54(2)
May 14, 2021	12,333	0.54(2)
May 18, 2021	33,667	0.54(2)
May 19, 2021	97,656	1.02(1)
May 19, 2021	85,966	0.66(2)
May 20, 2021	58,567	0.89(2)
May 21, 2021	38,666	0.54(2)
May 25, 2021	21,333	0.54(2)
June 7, 2021	23,667	0.54(2)
June 10, 2021	4,007	0.86(1)

Issue Date	Number of Common Shares	Issue Price / Exercise Price (C$)
June 10, 2021	6,118	0.86(1)
June 11, 2021	13,667	0.54(2)
June 16, 2021	204,200	0.88(1)
June 18, 2021	53,687	0.85(1)
June 22, 2021	75,667	0.85(1)
July 9, 2021	84,300	0.89(1)
July 21, 2021	123,667	0.54(2)
August 8, 2021	135,800	0.72(1)
August 25, 2021	6,632	0.53(1)
August 25, 2021	7,229	0.53(1)
October 26, 2021	175,827	0.43(3)

(1) Issued in connection with vesting of RSUs granted pursuant to the Company's Omnibus Incentive Plan. The issue price reflects the closing price of the Common Shares on the TSX on the issue date.

(2) Issued pursuant to the exercise of stock options ("Options") granted under the Company's Stock Option Plan.

(3) Issued from treasury pursuant to the Company's US$25 million "at-the-market" facility.

Options

Grant Date	Number of Options	Exercise Price (C$)(4)
January 18, 2021	93,346(1)	1.01
January 18, 2021	65,140(2)	1.01
March 19, 2021	2,182,273(3)	1.04

(1) Expiry date - January 18, 2026; Vesting schedule - 1/3 of the Options vested on August 5, 2021, and 1/3 of the Options vest every 12 months thereafter until fully vested.

(2) Expiry date - January 18, 2026; Vesting schedule - 1/3 of the Options vest on January 18, 2022 and 1/6 of the Options every 12 months thereafter until fully vested.

(3) Expiry date - March 19, 2026; Vesting schedule - 1/3 of the Options vest on March 19, 2022 and 1/3 of the Options every 12 months thereafter until fully vested.

(4) The exercise price reflects the ten-day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

Deferred Share Units ("DSUs")

Grant Date	Number of DSUs(1)	Grant Price (C$)(2)
January 4, 2021	17,045	1.09
March 19, 2021	324,514	1.04
June 28, 2021	439,795	0.80

(1) DSUs have been granted to independent directors vest immediately. On the date the holder ceases to serve as a director of the Company, each DSU held by such holder will be settled for one Common Share, the cash equivalent (determined with reference to the market price of a Common Share on the settlement date) or a combination of both.

(2) The grant price reflects the ten day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

Restricted Share Units ("RSUs")

Grant Date	Number of RSUs(1)	Grant Price (C$)(2)
January 18, 2021	29,016	1.01
January 18, 2021	41,581	1.01
March 19, 2021	705,673	1.04
August 17, 2021	45,874	0.59

(1) All RSUs vest in three equal tranches on the first, second and third anniversaries of the grant date. On vesting, each RSU will be settled for one Common Share, the cash equivalent (determined with reference to the market price of a Common Share on the settlement date) or a combination of both.

(2) The grant price reflects the ten-day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

Performance-Based Restricted Share Units ("PSUs")

Grant Date	Number of PSUs(1)	Grant Price (C$)(2)
March 19, 2021	780,968	1.04

(1) Vesting is subject to achievement on or before the three-year anniversary of the grant date of certain performance-based criteria, as measured against the performance of a peer group of companies (with a multiplier of 0% to 200% depending on performance). On vesting, each PSU will be settled in exchange for up to two Common Shares, the cash equivalent thereof (determined with reference to the market price of a Common Share on the settlement date) or a combination thereof,

(2) The grant price reflects the ten-day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

TRADING PRICE AND VOLUME

The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

	TSX Price Range
Month	High (C$)	Low (C$)	Total Volume
November 2020	1.20	0.97	6,438,258
December 2020	1.18	0.99	6,411,669
January 2021	1.23	0.95	6,511,317
February 2021	1.47	1.01	12,729,408
March 2021	1.21	0.95	7,010,154
April 2021	1.05	0.95	3,728,925
May 2021	1.07	0.83	5,799,398
June 2021	0.88	0.75	3,584,473
July 2021	0.80	0.68	1,698,943
August 2021	0.77	0.53	2,767,563
September 2021	0.68	0.55	3,751,967
October 2021	0.63	0.53	2,977,078
November 1-9, 2021	0.57	0.46	1,976,796

The following table sets forth the reported high and low sale prices in U.S. dollars for the Common Shares on the NYSE American for the monthly periods indicated.

	NYSE American Price Range
Month	High (US$)	Low (US$)	Total Volume
November 2020	0.93	0.75	28,751,349
December 2020	0.92	0.78	36,540,954
January 2021	0.96	0.75	49,284,448
February 2021	1.16	0.79	206,214,248
March 2021	0.96	0.75	66,924,877
April 2021	0.84	0.77	29,411,260
May 2021	0.90	0.69	66,951,239
June 2021	0.72	0.60	43,246,951
July 2021	0.64	0.54	26,322,304
August 2021	0.63	0.42	39,418,659
September 2021	0.54	0.44	29,841,420
October 2021	0.51	0.43	31,883,621
November 1-9, 2021	0.46	0.36	24,435,451

On November 9, 2021, the closing price of the Company's Common Shares as reported on the NYSE American was US$0.38 per share and on the TSX was C$0.47 per share.

DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its Common Shares. The Company's current intention is to retain its earnings, if any, to finance the growth and development of its business. The Company does not expect to pay cash dividends or to make any other distributions in the near future. The Company's board of directors review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The authorized share capital of the Company includes an unlimited number of Common Shares without par value, of which 356,971,375 Common Shares were issued and outstanding as at November 9, 2021.

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of Common Shares are entitled to dividends if, as and when declared by the directors. Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of Common Shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights.

The Class A preferred shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. The Class B preferred shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class A preferred shares or Class B preferred shares were issued or outstanding as at November 9, 2021.

RISK FACTORS

An investment in the Offered Shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of loss of their investment should purchase the Offered Shares. Investors should consider carefully the risk factors set out herein and contained in and incorporated by reference in the Base Prospectus. Discussions of certain risks affecting the Company in connection with its business are included in the documents incorporated by reference therein and herein, including, specifically, under the heading "Risk Factors" in the 2020 AIF. Any of the matters highlighted in these risk factors could have a material adverse effect on the Company's business, results of operations and financial conditions, causing an investor to lose all, or part of, its, his or her investment.

Prospective purchasers of the Offered Shares should carefully consider the risk factors described in this Prospectus Supplement and the Base Prospectus, and any document incorporated by reference herein or therein (including subsequently filed documents incorporated by reference herein or therein). An investment in the Offered Shares is subject to various risks, including without limitation those risks inherent to the industries in which the Company operates. If any of the events contemplated by these risk factors occurs, the Company's revenues or financial condition could be materially harmed, which could adversely affect the value of the Common Shares. In addition to the below, discussions of certain risks affecting the Company in connection with its business are provided in the Company's disclosure documents filed with securities commissions and other similar authorities which are incorporated by reference in this Prospectus. Additional risks not presently known to the Company or that the Company currently consider immaterial may also materially and adversely affect the Company. If any of the events identified in these risks and uncertainties were to actually occur, the Company's business, financial condition or results of operations could be materially harmed.

Risks Relating to this Offering

Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.

Management of the Company will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Company or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Company, and cause the price of the Common Shares to decline.

The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Offered Shares may suffer a decline in value.

You should consider an investment in the Offered Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company and the ability of the Company to continue as a going concern; the ability to raise additional capital; the progress and timing of the clinical trials and results; the results of such clinical trials; the ability to obtain partners and collaborators to assist with the future development of the products; general market conditions; announcements of technological innovations or new product candidates by the Company, the Company collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; public concern as to the safety and efficacy of drugs that the Company and its competitors develop; and shareholder interest in the Common Shares all contribute to the volatility of the market price of the Common Shares.

Future sales of Common Shares by the Company or by its existing shareholders could cause the market price of the Common Shares to fall.

The issuance of Common Shares by the Company could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Company's ability to raise capital. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per Common Share.

The Company does not intend to declare or pay dividends in the foreseeable future.

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration and development activities and its business. The payment of future dividends, if any, will be reviewed periodically by the Company's board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Company's board of directors may consider appropriate in the circumstances.

Dilution of Purchasers.

Purchasers who purchase Offered Shares as part of the Offering may pay more for the shares than the amounts paid by existing shareholders or security holders of the Company for their Common Shares. As a result, such purchasers may incur immediate and substantial dilution. Convertible securities have been issued and may be issued in the future by the Company at a lower price than the current market value of the Common Shares, and consequently, purchasers who purchase Offered Shares under the Offering may incur substantial dilution in the near future.

There is No Assurance of a Sufficient Liquid Trading Market for the Common Shares in the Future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or NYSE American or achieve listing on any other public listing exchange.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriter, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Offered Shares, pursuant to this Offering, and who, for purposes of the Tax Act and at all relevant times: (i) acquires and holds the Offered Shares as capital property; and (ii) deals at arm's length and is not affiliated with the Company and the Underwriter (a "Holder"). Offered Shares generally will be considered to be capital property to a Holder thereof unless the Holder holds or uses the Offered Shares in the course of carrying on a business or has acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules); (ii) an interest in which would be a "tax shelter investment" (as defined in the Tax Act); (iii) that is a "specified financial institution" (as defined in the Tax Act); (iv) that has elected to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (v) who enters into or has entered into a "synthetic disposition arrangement" or a "derivative forward agreement" (as defined in the Tax Act) with respect to the Common Shares; (vi) that receives dividends on Common Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); (vii) that is exempt from tax under Part I of the Tax Act; (viii) that is a partnership or (ix) that is a corporation resident in Canada (for purposes of the Tax Act) and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm's length (for purposes of the Tax Act) for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such investors should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary is based upon: (i) the provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"); and (iii) counsel's understanding of the current published administrative policies of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory, administrative governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary also does not take into account any change in the administrative policies of the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective Holder of Offered Shares, and no representations with respect to the tax consequences to any holder or prospective Holder are made therein. Consequently, holders and prospective Holders of Offered Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to this Offering, having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the relevant rate of exchange required under the Tax Act.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a "Resident Holder"). Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares, and all other "Canadian securities" (as defined in the Tax Act) owned by such holders, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors regarding this election.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received on Common Shares held by a Resident Holder will be included in the Resident Holder's income for the purposes of the Tax Act.

In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of taxable dividends designated by the Company as "eligible dividends" in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as "eligible dividends" and the Company has made no commitments in this regard.

Taxable dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

In the case of a Resident Holder that is a corporation, such dividends will be included in the Resident Holder's income for a taxation year and generally will be deductible be in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will cause a taxable dividend received or deemed to be received by a Resident Holder that is a corporation to be treated as proceeds of disposition or a capital gain, rather than a dividend. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances. A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable under certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income.

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share (other than a disposition to the Company unless the Company purchases the Common Shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may, in certain circumstances, be reduced by the amount of any dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its "aggregate investment income", which is defined in the Tax Act to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to liability for minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any relevant income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; and (ii) does not, and is not deemed to, use or hold Common Shares in the course of carrying on a business in Canada (a "Non-Resident Holder"). In addition, this summary does not apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or "an authorized foreign bank" (as defined in the Tax Act).

Receipt of Dividends on Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder's country of residence. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to full benefits under the Canada-United States Tax Convention (1980) as amended (the "Treaty"), and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% (or 5% in the case of a Non-Resident Holder that is a company entitled to full benefits under the Treaty beneficially owning at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder who disposes of or is deemed to dispose of Common Shares (other than in a disposition to the Company that is not a purchase by the Company in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on such disposition or deemed disposition, and capital losses arising on such disposition or deemed disposition will not be recognized under the Tax Act, unless the Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX), at the time of disposition, Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period that ends at that time, the two following conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; or (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) "Canadian resources properties" (as defined in the Tax Act); (c) "timber resource properties" (as defined in the Tax Act); and (d) options in respect of, or interests in, or for civil law rights in, property described in (a) to (c), whether or not such property exists. Notwithstanding the foregoing, Common Shares may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

In the event that a Common Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under "Disposition of Common Shares" and "Taxation of Capital Gains and Capital Losses" will generally apply to the Non-Resident Holder.

A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares pursuant to the Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Treaty, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

  a citizen or individual resident of the United States;

  a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules with respect to Offered Shares; (j) are U.S. expatriates or former long-term residents of the U.S.; (k) are subject to taxing jurisdictions other than, or in addition to, the United States or (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Offered Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" or "PFIC" under Section 1297 of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In addition, in any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Offered Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to "excess distributions" made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares generally may be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering under Canadian law will be passed upon on behalf of the Company by McCarthy Tétrault LLP and on behalf of the Lead Underwriter by Stikeman Elliott LLP. Certain legal matters relating to the Offering under U.S. law will be passed upon on behalf of the Company by Dorsey & Whitney LLP and on behalf of the Lead Underwriter by Ellenoff Grossman & Schole LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, the partners and associates of Stikeman Elliott LLP, as a group, the partners and associates of Dorsey Whitney LLP, as a group, and the partners and associates of Ellenoff Grossman & Schole LLP, as a group, in each case, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

INTERESTS OF EXPERTS

Information regarding certain experts is contained in the Base Prospectus under "Interest of Experts" and remains current as of the date hereof. Technical information included under the heading "Use of Proceeds" and in the Q3 2021 MD&A, which is incorporated by reference in this Prospectus Supplement, has been reviewed by Fernando A. Cornejo, M. Eng., P. Eng., and Nicholas Winer, FAusIMMM, each of whom is a non-independent Qualified Person (as that term is defined in NI 43-101).

AUDITORS

The auditors of the Company are KPMG LLP of Vancouver, British Columbia. KPMG LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the transfer agent and registrar for the Common Shares.

WHERE INVESTORS CAN FIND ADDITIONAL INFORMATION

This Prospectus Supplement and the Base Prospectus form part of the Registration Statement on Form F-10 that the Company has filed with the SEC. The Prospectus Supplement and the Base Prospectus together do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Investors should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and its securities. In addition, the Company maintain a website that contains information about us, including our filings, at www.greatpanther.com. The information contained on our website does not constitute a part of this Prospectus Supplement or any other report or documents we file with or furnish to the SEC or with the securities regulatory authorities in Canada.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

Investors may read the documents that the Company has filed with the SEC's EDGAR system at www.sec.gov. Investors may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-258604) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Shelf Prospectus;

(ii) consents of those persons named under "Auditors" and in the Shelf Prospectus;

(iii) consents of those persons named under "Interest of Experts" in the Shelf Prospectus;

(iv) powers of attorney from certain of the Company's officers and directors; and

(v) the Underwriting Agreement.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: 604-608-1766 (attention: Corporate Secretary), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 10, 2021

US$150,000,000

Common Shares

Warrants

Debt Securities

Units

Subscription Receipts

This short-form base shelf prospectus (the "Prospectus") relates to the offering for sale of (i) common shares (the "Common Shares"), (ii) debt securities (the "Debt Securities"), (iii) warrants (the "Warrants") to purchase Common Shares or Debt Securities, (iv) units ("Units") comprising any combination of Common Shares, Debt Securities or Warrants and (iv) subscription receipts ("Subscription Receipts") exchangeable into any of the foregoing (all of the foregoing, collectively, the "Securities") by Great Panther Mining Limited (the "Company" or "Great Panther") from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with an aggregate offering price of the Securities not to exceed US$150,000,000. The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement"). The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See "The Selling Securityholders".

The Company's outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "GPR" and on the NYSE American under the symbol "GPL". On September 9, 2021, the last reported sale price for the Company's Common Shares on the TSX was C$0.62 per Common Share and on the NYSE American was US$0.5 per Common Share.

There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. In the case of Securities other than Common Shares, this may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See "Risk Factors".

Investing in the Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities. See "Risk Factors".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. The Company's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, the majority of its officers and directors are residents of Canada, none of the experts named in the registration statement are residents of the United States, and all of the assets of said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants offered, the offering price or manner of determining the offering price, the designation, number and terms of the Common Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; (iv) in the case of Units, the designation, number and terms of the Common Shares, Debt Securities or Warrants comprising the Units; and (v) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price or manner of determining the offering price, the Securities issuable in exchange for the Subscription Receipts, the release conditions in respect thereof, the procedures for the exchange of the Subscription Receipts for such Securities, and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR or EURIBOR (or any replacement or successor thereto) or a U.S. Federal funds rate.

All information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from the delivery requirements in the legislation is available. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. The Company may offer and sell Securities to, or through, underwriters, dealers or selling securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. This Prospectus may qualify an "at-the-market distribution" (as such term is defined in National Instrument 44-102 -Shelf Distributions). A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. In connection with any offering of the Securities, other than an "at-the-market distribution" (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. Any purchaser who acquires securities forming part of the underwriters' over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See "Plan of Distribution".

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities will be a new issue of Securities. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Each of Ronald Turner, Daniel Saint Don, Jeffrey Woods, Carlos H.B. Pires, Neil Hepworth and Nicholas Winer, each a Qualified Person (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101")) resides outside of Canada. Each of the foregoing has appointed Cartan Limited, Box 48, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person or company has appointed an agent for service of process.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The head and registered office of the Company is located at Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company's telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company's website can be found at www.greatpanther.com.

GENERAL MATTERS

In this Prospectus, "Great Panther" and the "Company" refers, collectively, to Great Panther Mining Limited and its wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

The Company is a British Columbia company that is a "reporting issuer" under Canadian securities laws in each of the provinces of Canada, except Quebec. In addition, the Company's common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's common shares are traded in Canada on the TSX under the symbol "GPR" and in the United States on the NYSE American under the symbol "GPL".

This Prospectus is a base shelf prospectus that:

• the Company has filed with the securities commissions or similar authorities in each of the provinces of Canada, except Quebec, in order to qualify the offering of the Securities described in this Prospectus in accordance with National Instrument 44-102 - Shelf Distributions; and

• forms part of a registration statement on Form F-10 (the "Registration Statement") that the Company filed with the SEC under the Securities Act of 1933, as amended (the "U.S. Securities Act"), under MJDS.

Under this shelf registration process, the Company may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of US$150,000,000. This Prospectus provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus it will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the Company upon request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone 604-608-1766 (attention: Corporate Secretary), or by accessing the Company's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") have been filed by the Company with various securities commissions or similar authorities in the provinces of Canada in which the Company is a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus:

1.	the Company's annual information form for the year ended December 31, 2020 dated March 11, 2021 (the "2020 AIF");

2.

the Company's audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon;

3.	the Company's annual management's discussion and analysis of financial condition and operations for the financial year ended December 31, 2020 (the "2020 MD&A");

4.	the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021;

5.	the Company's management's discussion and analysis of financial condition and operations for the three and six months ended June 30, 2021 (the "Q2 2021 MD&A");

6.	the management information circular dated April 26, 2021 in respect of the annual general meeting of Great Panther shareholders held on June 9, 2021;

7.	the Company's material change report dated March 17, 2021;

8.	the Company's material change report dated June 1, 2021; and

9.	the Company's material change report dated June 10, 2021.

In addition, the Company also incorporates by reference into this Prospectus any document of the types referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement. As discussed below, this Prospectus may also expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

In addition, the Company may determine to incorporate into any Prospectus Supplement to this Prospectus, including any Prospectus Supplement that it files in respect of an "at-the-market" offering, any news release that the Company disseminates in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws). In this event, the Company will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates. These documents will be available through the internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part. In addition, the Company may incorporate by reference into the Prospectus, or the registration statement of which it forms a part, other information from documents that it files with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authority of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company's financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Company with the securities commissions or similar authorities in Canada during the period that this Prospectus is effective, all condensed interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the securities commissions or similar authorities in Canada during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from the delivery requirements in the legislation is available.  A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

Certain "marketing materials" (as that term is defined in National Instrument 41-101 - General Prospectus Requirements ("NI 41-101") of the Canadian Securities Administrators) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement. Any template version of any "marketing materials" (as such term is defined in NI 41-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

 FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, or incorporated by reference herein, that are not current or historic factual statements constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information with respect to:

• the Company's expected production from, and further potential of, the Company's properties;

• the future price of minerals, particularly gold, silver, lead and zinc;

• the realization of mineral reserve estimates;

• the timing and amount of estimated future production; costs of production;

• capital expenditures;

• success of exploration activities;

• government regulation of mining operations;

• environmental risks;

• and other forecasts and predictions with respect to the Company and its properties.

Estimates of mineral reserves and mineral resources are also forward-looking information because they incorporate estimates of future developments including future mineral prices, costs and expenses and the amount of minerals that will be encountered if a property is developed. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information is characterized by words such as "plan", "expect", "budget", "target", "schedule", "estimate", "forecast", "project", "intend", "believe", "anticipate", "seek", and other similar words or statements that certain events or conditions "may", "could", "would", "might", or "will" occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include:

• political, economic and other risks;

• fluctuations in foreign currency;

• operating risks caused by social unrest;

• fluctuations in commodity prices;

• risks relating to widespread epidemics or a pandemic outbreak including the COVID-19 pandemic;

• the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on the Company's business;

• uncertainty in the estimation of mineral reserves and mineral resources;

• interpretations and assumptions of mineral resource and mineral reserve estimates;

• risks related to production estimates and cost estimates;

• risks related to the Company's mineral exploration and development programs, including the failure of such programs to identify bodies of commercial mineralization;

• timing, estimated amount, capital and operating expenditures and economic returns of future production;

• the integration of acquisitions into existing operations; risks related to acquisitions and integration;

• changes to the regulatory environments;

• access to additional capital;

• volatility in the market price of the Company's securities;

• liquidity risk;

• risks related to community relations;

• risks relating to equity investments;

• the availability of infrastructure, energy and other commodities;

• nature and climactic conditions; environmental regulations or hazards and compliance with complex regulations associated with mining activities;

• risks related to information technology and cybersecurity; conflicts of interest;

• risks related to internal controls over financial reporting as per the requirements of the Sarbanes-Oxley Act;

• permitting and licensing;

• the prevalence of competition wihin the mining industry;

• availability of sufficient power and water for operations;

• risks associated with tax matters and foreign mining tax regimes;

• risks relating to potential litigation;

• risks associated with title to the Company's mining claims and leases;

• risks relating to the dependence of the Company on management and key personnel; and

• risk factors discussed or referred to in the 2020 AIF, 2020 MD&A and Q2 2021 MD&A which readers are advised to carefully review and consider.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained this Prospectus and in each of the documents incorporated by reference herein is made as of the date of such document and, accordingly, is subject to change after such date. The Company does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.

All of the forward looking information made in this Prospectus and the documents incorporated by reference herein is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Investors are cautioned that "Inferred Mineral Resources" have a lower level of confidence than that applied to an indicated mineral resource,  must not be converted to a mineral reserve and there is a great deal of uncertainty as to their economic and legal feasibility.  However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.  Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See "Glossary of Certain Technical Terms" in the 2020 AIF, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

The Company prepares its financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, the Company's financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

 CURRENCY PRESENTATION AND FINANCIAL STATEMENT PRESENTATION

The Company's financial statements and financial information are presented in U.S. dollars. Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to U.S. dollars. References to "U.S. dollars" or "US$" are to United States dollars, and references to "C$" are to Canadian dollars.

Certain information incorporated by reference in this Prospectus with respect to the Company includes non-GAAP financial measures, which are not defined under IFRS. Please refer to the Company's 2020 MD&A, which is incorporated by reference in this Prospectus, for definitions and reconciliations of these non-GAAP measures and an explanation of why the Company believes the non-GAAP financial measures provide useful additional information related to the operating results of the Company. These non-GAAP financial measures should also be read in conjunction with the Company's financial statements, which are also incorporated by reference in this Prospectus. Prospective investors are cautioned that non-GAAP financial measures should not be construed as an alternative to the IFRS consolidated statements of income or other IFRS statements. Further, these measures do not have any standardized meaning and the Company's method of calculating each measure may not be comparable to calculations used by other companies bearing the same description.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained and incorporated by reference in this Prospectus or any applicable Prospectus Supplement concerning the industry and markets in which the Company operates, including its general expectations and market position, market opportunity and market share is based on information from independent industry organizations, and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Unless otherwise indicated, management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company based on such data and its knowledge of such industry and markets, which it believes to be reasonable. The Company's internal research has not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company's future performance and the future performance of the industry in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading "Risk Factors" in this Prospectus and in the Company's 2020 AIF, which is incorporated by reference in this Prospectus.

THE COMPANY'S BUSINESS

This summary does not contain all the information about Great Panther that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the TSX trading under the symbol "GPR", and on the NYSE American trading under the symbol "GPL".

The Company has three wholly-owned mining operations, including Tucano in Brazil and Topia and the Guanajuato Mine Complex (the "GMC") in Mexico. The GMC comprises the Guanajuato mine, the San Ignacio mine, and the Cata processing plant. The Company also owns several exploration properties, which are discussed below.

Tucano is an open pit gold mine approximately 200 km from Macapá, the state capital of Amapá in Brazil. It produces gold doré with ore processed through a primary crusher, semi-autogenous grinding mill, ball mill and carbon-in-leach infrastructure, capable of treating both oxide and sulphide ore. Tucano has initiated a regional exploration strategy to evaluate the underexplored greenstone belt in which the mine sits and there remains potential to increase Mineral Reserves in both quantity and quality with additional surface and underground exploration within the mining license.

Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces metallic concentrates containing silver, gold, lead and zinc at its own processing facility.

The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 km northwest of Mexico City, and approximately 30 km from the Guanajuato International Airport. The Cata processing plant at Guanajuato is a three-stage crushing plant which produces silver and gold concentrate and has a nameplate capacity of 1,200 tonnes a day.

Topia and the GMC are underground mines and the production process consists of conventional mining incorporating cut and fill, and resue methods. Extracted mineralized material is trucked to on-site conventional processing plants, which consist of zinc and lead-silver flotation circuits at Topia, and a pyrite-silver-gold flotation circuit at the GMC.

Great Panther also owns Coricancha, a gold-silver-copper-lead-zinc underground mine, located in the Peruvian province of Huarochirí, approximately 90 km east of Lima. Coricancha has been on care and maintenance since August 2013 and the Company is evaluating the conditions under which a restart of production can be implemented.

The Company's exploration properties include multiple near mine infill and step out targets around the existing mining corridor at Tucano, Topia and the GMC, and regional targets across the approximately 2,000 square km land package in which Tucano is located.

Additional exploration properties include: El Horcón, Santa Rosa and Plomo in Mexico; and Argosy in Canada, all of which are wholly owned. El Horcón is located 100 km by road northwest of Guanajuato city, Santa Rosa is located approximately 15 km northeast of Guanajuato city, and the Plomo property is located in the state of Sonora, Mexico. The Argosy property is in the Red Lake Mining District in Ontario, Canada.

On August 4, 2021, the Company entered into an agreement with Newrange Gold Corp. ("Newrange") under which the Company will sell the shares of its wholly-owned subsidiary Cangold Limited ("Cangold") to Newrange for C$1,000,000, payable in a combination of cash and Newrange shares. Cangold currently holds the Company's interest in the Argosy property and the Plomo property. Prior to closing, the Company will complete a reorganization to retain its 100% interest in the Plomo property. Completion of the transaction is subject to customary closing conditions.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company's securityholders. The Prospectus Supplement that the Company will file in connection with any offering of Securities by selling securityholders will include the following information:

• the names of the selling securityholders;

• the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

• the number or amount of Securities of the class being distributed for the account of each selling securityholder;

• the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company's outstanding Securities;

• whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

• all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund working capital, potential future acquisitions, capital expenditures, and exploration and development expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The Company will not receive any proceeds from any sale of any Securities by any selling securityholders named in any Prospectus Supplement.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required by applicable securities laws in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company's share and debt capital since June 30, 2021, being the date of the Company's most recently filed interim consolidated financial statements incorporated by reference in this Prospectus.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Company's share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company may offer up to US$150,000,000 in the aggregate of Securities pursuant to this Prospectus from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, directly to one or more purchasers, through agents, or through underwriters or dealers designated by it from time to time. The Company may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Securities may be sold in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102-Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities. A description of such manner of sale and pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer different classes of Securities in the same offering, or the Company may offer different classes of Securities in separate offerings.

The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents' commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any purchaser who acquires securities forming part of the underwriters' over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over- allotment option or secondary market purchases.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a "best efforts" basis for the period of its appointment.

The Company and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Each class or series of Warrants, Subscription Receipts, Debt Securities and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Debt Securities, Units or Subscription Receipts will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Debt Securities, Units or Subscription Receipts may be sold and purchasers may not be able to resell Warrants, Debt Securities, Units or Subscription Receipts purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Debt Securities, Units or Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Debt Securities, Units or Subscription Receipts, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Debt Securities, Units or Subscription Receipts or as to the liquidity of the trading market, if any, for the Warrants, Debt Securities, Units or Subscription Receipts.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement. The Securities may be issued alone or in combination and for such consideration determined by the Company's board of directors.

Common Shares

The authorized share capital of the Company includes an unlimited number of common shares without par value, of which 356,795,548 common shares were issued and outstanding as at September 9, 2021.

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of common shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of common shares. The common shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights. The Class A preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. The Class B preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class A preferred shares or Class B preferred shares were issued or outstanding as at September 9, 2021.

The Securities offered pursuant to this Prospectus may include Common Shares issuable upon exercise or conversion of any Debt Securities or Warrants, Common Shares included in Units and Common Shares issuable in exchange for any Subscription Receipts. Common Shares may be offered separately or together with other Securities.

Debt Securities

The Company may issue Debt Securities (or "Debt Security" in the singular) in one or more series under an indenture (the "Indenture"), to be entered into among the Company and a trustee. The Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, the Company will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information. Prospective investors also should refer to the Indenture for a complete description of all terms relating to the Debt Securities. The Company will file as exhibits to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that the Company is offering before the issuance of such Debt Securities. The Company will also file any supplements to the Indenture for any offering of Debt Securities on SEDAR.

The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that the Company may issue under the Indenture and will not limit the amount of other indebtedness that the Company may incur. The Indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that the Company may offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

• the title of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

• whether the payment of principal, interest and premium, if any, on the Debt Securities will be the Company's senior, senior subordinated or subordinated obligations;

• whether payment of principal, interest and premium, if any, on the Debt Securities will be secured by certain assets of the Company and any applicable guarantors, including but not limited to, affiliates or associates of the Company;

• whether payment of the Debt Securities will be guaranteed by any other person;

• the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

• the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

• the place or places the Company will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

• whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

• whether the Company will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

• whether the Company may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

• the denominations in which the Company will issue any registered Debt Securities, if other than denominations of US$2,000 and any multiple of US$1,000 and, if other than denominations of US$5,000, the denominations in which any unregistered Debt Security shall be issuable;

• whether the Company will make payments on the Debt Securities in a currency other than U.S. dollars;

• whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

• whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

• whether the Company will issue the Debt Securities as unregistered securities, registered securities or both;

• any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

• the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

• whether the holders of any series of Debt Securities have special rights if specified events occur;

• the terms, if any, for any conversion or exchange of the Debt Securities for any other Securities;

• provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

• any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or if the Company has a change of control.

The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may offer and sell the Debt Securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

The Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

The Company's payment obligations under any series of Debt Securities may be guaranteed by certain of the Company's direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

The Company's board of directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company's sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$2,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company's option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

The Company will not be required to:

• issue, register the transfer of, or exchange any series of the Debt Securities in definitive form, during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

• register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

• exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or• issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

The Company will file with the Trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act.

In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it will continue to file with the SEC and provide the Trustee:

• within 140 days after the end of each fiscal year, annual reports on Form 20-F, Form 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

• within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not the Company has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

• the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

• the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

• the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

• the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

• certain events involving the Company's bankruptcy, insolvency or reorganization; and

• any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

• the entire principal and interest of the Debt Securities of the series; or

• if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

• the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

• the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

• the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term "defeasance", it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company's option:

• the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

• the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

• an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

• an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

• a certificate of one of the Company's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

• no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

• the Company is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

• other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

• change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

• reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

• reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

• change the place or currency of any payment;

• affect the holder's right to require the Company to repurchase the Debt Securities at the holder's option;

• impair the right of the holders to institute a suit to enforce their rights to payment;

• adversely affect any conversion or exchange right related to a series of Debt Securities;

• reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

• reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected. The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

• evidence its successor under the Indenture;

• add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

• add events of default;

• provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

• establish the forms of the Debt Securities;

• appoint a successor trustee under the Indenture;

• add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

• cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

• change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares that the Company may offer under this Prospectus by way of a Prospectus Supplement. To the extent required under applicable law, the Company will not offer Warrants for sale unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for.

Subject to the foregoing, the Company may issue Warrants independently or together with other Securities, and Warrants sold with other securities may be attached to or separate from the other Securities. Warrants may be issued directly by the Company to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by the Company and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

Selected provisions of the Warrants and the warrant agreements or indentures are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement or indenture, and any Warrants to be issued thereunder, are summaries of certain anticipated provisions thereof and should be read together with the applicable Prospectus Supplement and the provisions of the applicable warrant agreement or indenture.

A description of the material terms of any Warrants that the Company offers, and the extent to which the general terms and provisions described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the Warrants being offered: the designation of the Warrants;

• the designation of the Warrants;

• the aggregate number of Warrants being offered;

• the price at which the Warrants will be offered;

• the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

• the number of Common Shares, Debt Securities or other Securities that may be purchased upon exercise of each Warrant and the exercise price of those Warrants, including the procedures that will result in any adjustment of that number or exercise price;

• the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

• if the Warrants are issued as a Unit with another Security, the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

• whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

• whether the Warrants will be listed on any securities exchange;

• whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any terms, procedures or limitations relating to the transferability, exchange or exercise of the Warrants;

• the material Canadian income tax consequences of owning the Warrants; and

• any other material terms and conditions of the Warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Units

The Company may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination, as described in the applicable Prospectus Supplement. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

• the number of Units offered;

• the price or prices, if any, at which the Units will be issued;

• the currency in which the Units will be offered;

• the Securities comprising the Units;

• whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Units or the Securities comprising the Units;

• the material Canadian income tax consequences of owning the Units or the Securities comprising the Units;

• any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

• any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Company pursuant this Prospectus by way of a Prospectus Supplement. Subscription Receipts may be offered under one or more subscription receipt agreements between the Company and one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts.

A Subscription Receipt is a security of the Company that will entitle the holder to receive a specified number of Securities, for no additional consideration, upon satisfaction of one or more release conditions. A description of the material terms of any Subscription Receipts that the Company offers, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the Subscription Receipts being offered:

• the aggregate number of Subscription Receipts being offered;

• the price at which the Subscription Receipts will be offered;

• the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Securities;

• the number of number and type of Securities that may be obtained upon the conversion of each Subscription Receipt, including any anti-dilution provisions that will result in an adjustment to the number and type of Securities that may be obtained upon the conversion of each Subscription Receipt;

• the conditions to the conversion of the Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

• the dates or periods during which the Subscription Receipts may be converted into other Securities;

• provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

• if applicable, the identity of the Subscription Receipt agent;

• whether the Subscription Receipts will be listed on any securities exchange;

• whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• the material Canadian income tax consequences of owning the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

OTHER MATTERS RELATING TO THE SECURITIES

General

The foregoing descriptions of the terms of the Debt Securities, Warrants, and Subscription Receipts set forth certain general terms and provisions of such Securities. The particular terms and provisions of the Debt Securities, Warrants, and Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described herein may apply to them, will be described in the Prospectus Supplement filed in respect of such Securities.

The Company reserves the right to include in a Prospectus Supplement specific terms pertaining to Debt Securities, Warrants, and Subscription Receipts that are not within the descriptions set forth in this Prospectus, provided that such Securities will not be specified derivatives or asset-backed securities. To the extent that any terms or provisions or other information pertaining to Debt Securities, Warrants, and Subscription Receipts described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Securities. If applicable, prospective investors should rely on information in the applicable Prospectus Supplement and read this Prospectus together with the applicable Trust Indenture or other indenture.

Securities offered under this Prospectus may be issued in certificated form or in book-entry only form.

Certificated Form

Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by the Company's transfer agent and registrar or the applicable Trustee.

Book-Entry Only Form

Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants ("participants") in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, the Company will cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities issued in book-entry only form will be entitled to a certificate or other instrument from the Company or the depository evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of such Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the book-entry only Securities. Reference in this Prospectus to a holder of book-entry only Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

If the Company determines, or the depository notifies the Company in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the book-entry only Securities and the Company is unable to locate a qualified successor, or if the Company at its option elects, or is required by law, to terminate the book-entry system, then such Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of the Company's transfer agent and registrar and the terms of the indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder's interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

Any payment of principal, a redemption amount, a dividend and interest on a Security, as applicable, will be made by the Company, and any notices in respect of a Security will be given by the Company, directly to the registered holder of such Security, unless the applicable indenture in respect of such Security provides otherwise.

Book-Entry Only Form

Any payment of principal, a redemption amount, a dividend and interest on a Security, as applicable, will be made by the Company to the depository or its nominee, as the case may be, as the registered holder of the Security and the Company understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Company in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend and interest due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Company understands that under existing industry practices, if the Company requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Company, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has, directly or indirectly through its financial intermediary, with its participant to give such notice or take such action.

The Company, any underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PRIOR SALES

Prior sales will be provided as required by applicable securities laws in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading prices and volume will be provided as required by applicable securities laws in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

RISK FACTORS

Prospective purchasers of Securities should carefully consider the risk factors described in this Prospectus, those described in any document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. An investment in the Securities is subject to various risks, including without limitation those risks inherent to the industries in which the Company operates. If any of the events contemplated by these risk factors occurs, the Company's revenues or financial condition could be materially harmed, which could adversely affect the value of the Securities. In addition to the below, discussions of certain risks affecting the Company in connection with its business are provided in the Company's disclosure documents filed with securities commissions and other similar authorities which are incorporated by reference in this Prospectus. Additional risks not presently known to the Company or that the Company currently considers immaterial may also materially and adversely affect the Company. If any of the events identified in these risks and uncertainties were to actually occur, the Company's business, financial condition or results of operations could be materially harmed.

Risks Related to Future Offerings

There is no existing trading market for the Debt Securities, Warrants, Units or Subscription Receipts.

There is no existing trading market for the Debt Securities, Warrants, Units or Subscription Receipts. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (if at all). The Company may not list the Debt Securities, Warrants, Units or Subscription Receipts on any Canadian or U.S. securities exchange.

Future Sales May Affect the Market Price of the Common Shares.

In order to satisfy future financing needs, the Company may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Company's Common Shares. These sales may have an adverse impact on the market price of the Company's Common Shares.

Great Panther's management will have substantial discretion concerning the use of proceeds.

Great Panther's management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

The Company exists under the laws of British Columbia, Canada and continued under the Business Corporations Act (British Columbia) (the "BCBCA"). Accordingly, the Company is governed by the BCBCA. This BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders' suits, indemnification of directors and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because the Company is a "foreign private issuer" under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

• the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

• the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

• the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

• the selective disclosure rules by issuers of material non-public information under Regulation FD.

The Company is required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. The Company does not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as the Company chooses to only comply with foreign private issuer requirements, the information it is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada with respect to the acquisition, ownership and disposition of any Securities offered under this Prospectus.

In addition, the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada and who acquires any Securities offered thereunder, including whether the payments of dividends on Common Shares or payments of principal, premium, if any, and interest on Debt Securities will be subject to Canadian non-resident withholding tax.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the applicable Securities, certain legal matters relating to the Securities offered by this Prospectus will be passed upon for the Company by McCarthy Tétrault LLP with respect to matters of Canadian securities laws and Nauth LPC with respect to matters of United States securities laws.

INTEREST OF EXPERTS

Information relating to the Company's mineral properties incorporated by reference in this Prospectus has been derived from:

• a report related to Tucano entitled "Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil" dated February 2, 2021, with an effective date of September 30, 2020 prepared by Neil Hepworth, M.Sc., C. Eng. MIMMM, Nicholas Winer, FAusIMM, Fernando Cornejo, M. Eng., P. Eng., Carlos H. B. Pires, B.Sc. Hons., MAusIMM C.P., Master Geologist, Mina Tucano Ltda, and Reno Pressacco, M.Sc.(A) P.Geo and Tudorel Ciuculescu, B.Sc, M.Sc., P. Geo., of Roscoe Postle Associates Inc. ("Tucano Technical Report");

• a report related to the GMC entitled "NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico" dated December 22, 2020, with an effective date of July 31, 2020 prepared by Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo. ("GMC Technical Report");

• a report related to Topia entitled "NI 43-101 Report on the Topia Mine Mineral Resource Estimates" dated February 28, 2019, with an effective date of July 31, 2018 prepared by Robert F. Brown, P. Eng., ("Topia Technical Report"); and

• a report related to Coricancha entitled "NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex" dated July 13, 2018, with an effective date of July 13, 2018 prepared by Daniel Saint Don, P.Eng. previously from Golder Associates Inc. ("Golder"), Jeffrey Woods, SME MMSA QP, previously from Golder and Ronald Turner, MAusIMM CP(Geo) from Golder ("Coricancha Technical Report").

These reports have been prepared by the Qualified Persons named below and this information has been included in reliance on the expertise of these Qualified Persons:

• Robert F. Brown, P. Eng., a non-independent Qualified Person, who authored the Topia Technical Report and the GMC Technical Report;

• Ronald Turner, MAusIMM CP(Geo), an independent Qualified Person, who co-authored the Coricancha Technical Report;

• Daniel Saint Don, P.Eng., an independent Qualified Person, who co-authored the Coricancha Technical Report;

• Jeffrey Woods, SME MMSA QP, an independent Qualified Person, who co-authored the Coricancha Technical Report;

• Mohammad Nourpour, P.Geo., a non-independent Qualified Person, who authored the GMC Technical Report;

• Carlos H. B. Pires, B.Sc. Hons., MAusIMM C.P., a non-independent Qualified Person, who co-authored the Tucano Technical Report;

• Fernando A. Cornejo, M.Eng., P.Eng., a non-independent Qualified Person, who co-authored the Tucano Technical Report;

• Neil Hepworth, M.Sc., CEng., MIMMM, a non-independent Qualified Person, who co-authored the Tucano Technical Report;

• Nicholas Winer, FAusIMM, a non-independent Qualified Person, who co-authored the Tucano Technical Report;

• Reno Pressacco, M. Sc. (A), P.Geo., an independent Qualified Person, who co-authored the Tucano Technical Report; and

• Tudorel Ciuculescu, B.Sc., M.Sc., P.Geo, an independent Qualified Person, who co-authored the Tucano Technical Report.

Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company's property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company's securities or of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

AUDITORS

The auditors of the Company are KPMG LLP of Vancouver, British Columbia. KPMG LLP is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the transfer agent and registrar for the Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This Prospectus is part of the Registration Statement on Form F-10 that it has filed with the SEC. This Prospectus does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. You should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Company's securities.

The Company is subject to the information requirements of the Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the Exchange Act, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read any document that the Company has filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Company has filed with the SEC's EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus under "Documents Incorporated by Reference", the following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

1.	the documents set out under the heading "Documents Incorporated by Reference";

2.	the consents of the Company's auditor, legal counsel and technical report authors; and

3.	the powers of attorney from the directors and certain officers of the Company.

A copy of the form of any warrant indenture, subscription receipt agreements or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the BCBCA. Some of the Company's directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for U.S. investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. The Company has been advised that a judgement of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company has filed with the SEC, concurrently with the Company's Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as the Company's agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning this offering.